1701 Market Street                                             Morgan, Lewis
Philadelphia, PA 19103-2921                                    & Bockius LLP
215.963.5000                                                   Counselors at Law
Fax: 215.963.5001

December 22, 2014

FILED AS EDGAR CORRESPONDENCE

Catherine C. Gordon
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:     Winton Series Trust Initial N-1A Filing (File Nos. 333-199287
        and 811-23004)
        ------------------------------------------------------------------------

Dear Ms. Gordon:

On behalf of our client, Winton Series Trust (the "Trust"), this letter responds to the comments of the Securities and Exchange Commission (the "SEC") staff (the "Staff") on Pre-Effective Amendment No. 1 ("Pre-Effective Amendment No. 1") to the Trust's Registration Statement on Form N-1A (the "Registration Statement"), which you and Christina DiAngelo Fettig of the Staff provided to me on December 8, 2014. Pre-Effective Amendment No. 1 was filed with the SEC on December 5, 2014 under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended, to respond to Staff comments on the Registration Statement and to make certain other changes. The Registration Statement was filed with the SEC on October 14, 2014 in connection with the registration of shares of the Winton Global Equity Portfolio (the "Fund"), a series of the Trust. Responses to each of the Staff's comments, based on information provided by Winton Capital US LLC (the "Adviser"), are set forth below. Capitalized terms not defined herein should be given the meaning provided in the Pre-Effective Amendment No. 1.

COMMENT ON THE INVESTOR CLASS SHARES PROSPECTUS

1. COMMENT. Please provide the correct ticker symbol under the "Fund Codes" section.

     RESPONSE.     The requested change has been made.

COMMENT ON INVESTOR CLASS SHARES PROSPECTUS AND INSTITUTIONAL CLASS SHARES PROSPECTUS

2. COMMENT. Please revise footnote 2 to each fee table to note that advisory fees waived or expenses reimbursed for prior years under the contractual expense limitation agreement can be recaptured only if the current expense ratio is less than the expense cap that was in place when such prior year fees were waived or expenses were reimbursed.

     RESPONSE.  The requested changes have been made.


                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Very truly yours,

/s/ Sean Graber
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Sean Graber, Esq.